Exhibit 99.2

News

RiT TECHNOLOGIES REPORTS RESULTS FOR Q3 2008

– With $7.3M Revenues and 61.6% Gross Margin,
RiT Delivers $1.1M Net Profit ($0.07 EPS) –

Tel Aviv, Israel – October 30, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2008.

Financial Results
Revenues for the third quarter of 2008 were $7.3 million, a 48% increase compared with $4.9 million for the third quarter of 2007, and a 23% increase compared with the second quarter of 2008. Gross margin for the quarter was 61.6%, compared with 17.7% for the third quarter of 2007 and 46.1% for the second quarter of 2008.

Net income for the third quarter of 2008 was $1.1 million, or $0.07 per share (basic and diluted). This compared to a net loss of $(2.8) million, or $(0.19) per share (basic and diluted) for the third quarter of 2007, and a net loss of $(0.5) million, or $(0.03) per share (basic and diluted) for the second quarter of 2008.

Revenues for the first nine months of 2008 were $18.0 million, a 24% increase compared with $14.5 million for the first nine months of 2007. Net loss for the period was $0.5 million, or $(0.03) per share (basic and diluted), a 91% reduction compared with a net loss of $5.4 million, or $(0.37) per share (basic and diluted), recorded in the first nine months of 2007.

Comments of Management
“The third quarter was a period of strong revenue growth combined with a high gross margin, enabling us to achieve profitability earlier than expected with our highest net income in many years,” commented Mr. Avi Kovarsky, RiT’s CEO and President. “For the nine month period, we are proud to have achieved a 24% increase in revenues, a 78% increase in gross profit and increased our cash to $6.2 million – all while actually reducing our headcount in realization of the plan that we adopted at the end of 2007.”

“The key factors driving our results this quarter were an increase in both Carrier and OEM sales, which carry relatively high margins, and the continued on-track performance of our Enterprise business. In addition, STINS COMAN, our local distributor in Russia who has recently become our largest shareholder, has been instrumental in introducing us to various opportunities in CIS countries. Through them, we have recently initiated a field trial with a Russian service provider. If the trial is successful, it could lead the customer to make a decision to initiate a multi-million dollar project using our equipment in 2009.”

Mr. Kovarsky continued, “In parallel, we continue to move forward according to our new R&D roadmap, which is aimed at expanding our addressable markets. During the quarter, we released a new version of our SiteWiz Cable & Asset Management (CAM) solution, a software offering designed to respond to the infrastructure management needs of existing Enterprise installations. In the long-term, we continue investigating new directions that will enable us to take full advantage of our industry-leading technology for bringing intelligence to the physical layer.”

RiT Technologies Ltd.

Mr. Kovarsky concluded, “Given today’s unstable market conditions, it is difficult to make projections regarding our future performance. However, with a healthy business platform, a careful eye on expenses, strong partners and an encouraging pipeline of potential sales, we are moving forward with the goal of continuing to build our revenues and improve profits.”

Conference Call Details
The Company will host a conference call to discuss these results today, Thursday, October 30th, at:

      10:00 a.m. Eastern Daylight Time
      9:00 a.m. Central Daylight Time
      8:00 a.m. Mountain Daylight Time
      7:00 a.m. Pacific Daylight Time
      16:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

      U.S. (toll free) – 1-888-668-9141
      International – +972-3-918-0650

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=52653

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	6,174	3,850
Trade receivables, net	4,635	4,536
Other current assets	556	370
Inventories	3,730	3,684

Total Current Assets	15,095	12,440

Long-term Investment	1,896	1,713

Property and Equipment
Cost	3,447	3,376
Less - accumulated depreciation	2,910	2,734

	537	642

Total Assets	17,528	14,795

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,872	3,838
Other payables and accrued expenses	2,238	2,459

Total Current Liabilities	5,110	6,297

Long-term Liability
Liability in respect of employees' severance benefits	2,367	2,178

Total Liabilities	7,477	8,475

Shareholders' Equity
Share capital	559	389
Treasury stock	(27)	(27)
Additional paid-in capital	36,633	32,580
Accumulated deficit	(27,114)	(26,622)

Total Shareholders' Equity	10,051	6,320

Total Liabilities and Shareholders' Equity	17,528	14,795

RiT Technologies Ltd.

RiT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S dollars in thousands, except for per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)

Sales	7,283	4,937	18,018	14,539
Cost of sales	2,794	4,064	8,736	9,333

Gross profit	4,489	873	9,282	5,206

Operating costs and expenses:
Research and development:
Research and development, gross	918	1,349	2,856	3,621
Less - royalty-bearing participation	0	-	104	110

Research and development, net	918	1,349	2,752	3,511

Sales and marketing	1,776	1,759	4,951	5,458

General and administrative	706	589	2,162	1,684

Total operating expenses	3,400	3,697	9,865	10,653

Operating Income (loss)	1,089	(2,824)	(583)	(5,447)
Financial income, net	11	-	91	53

Net Income(loss)	1,100	(2,824)	(492)	(5,394)

Net income (loss) per ordinary share
(basic and diluted)	0.07	(0.19)	(0.03)	(0.37)

Weighted average number of ordinary shares,
used to compute Basic net Income (loss)
per ordinary share	15,684,918	14,680,922	15,023,454	14,667,000

Weighted average number of ordinary shares,
used to compute Diluted net Income (loss)
per ordinary share	15,689,850	14,680,922	15,023,454	14,667,000

RiT Technologies Ltd.